DEVINE ENTERTAINMENT
CORPORATION

United States Securities and
Exchange Commission
Office of International Affairs
Securities and Exchange Commission
450 5th Street N.W.
Mailstop 3 – 2
Washington, D.C.
20549 U.S.A.

To Felicia Kung

02015890

02 MAR 15 AM 8:43

February 27, 2002

SUPPL

RE: SEC File # 82-4118

To whom it may concern,

As required under Rule 12g3-2(b), enclosed please find documents relating to Devine Entertainment Corporation to keep our filings up to date.

Please feel free to contact me should you have any questions.

PROCESSED
MAR 29 2002
THOMSON
FINANCIAL

Best wishes,

Maral Maclagan
General Manager

Encls.

dlw 3/19

2 Berkeley Street, Suite 504 Toronto, Ontario Canada M5A 2W3 Tel: (416) 364-2282 Fax: (416) 364-1440
Email: devinent@interlog.com Information: www.devine-ent.com Interactive: www.devinetime.com

82-4118

02 MAR 15 AM 8:

NEWS *from* *H. L. LANZET, INC.*

12 Hull Street
Oceanside, NY 11572
(212) 888-4570 • (516) 763-1668
Fax: (212) 888-4569 • (516) 763-6261

FOR IMMEDIATE RELEASE

CONTACT: Richard Mozer/Arnold Tenney
Devine Entertainment Corporation
(416) 364-2282

Herbert Lanzet/DeeDee Lanzet
H.L. Lanzet, Inc.
(212) 888-4570

DEVINE ENTERTAINMENT REDUCES TOTAL DEBT BY APPROXIMATELY 60%

TORONTO, Ontario, February 27, 2002 — Devine Entertainment Corporation (TSE:DVN) today provided details of the previously announced acquisition by a private group of investors of the Company's debt to the Royal Bank of Canada. The investor group has agreed to buyout the approximate debt of Cdn$3,463,670 from the Royal Bank for Cdn$550,000. This sum, plus 9% interest and closing costs, is re-payable to the investor group over three years. The transaction effectively reduces Devine's debt by approximately 60% resulting in forgiveness of Cdn$2,913,670.

"The Company will issue 2.042 million shares to the investor group in return for the Cdn$2.9 million of forgiveness which equates to approximately Cdn$1.45 per share," said President & CEO David Devine. "Our balance sheet is significantly improved by this reduction of debt and should allow us to move forward expeditiously with new projects in development and continue to expand our marketing and sales efforts."

Devine Entertainment Corporation is a five-time Emmy Award-winning global producer and distributor of children's and family entertainment. The *Composers', Inventors'*, and *Artists' Specials* are currently broadcast in over 50 countries. Headquartered in Toronto, The Company's common shares trade on the Toronto Stock Exchange, trading symbol DVN, and the Company is listed on the NASDAQ exchange under DVNNF. The Company's corporate website is www.devine-ent.com, and its award-winning interactive website is www.devinetime.com.

# # #

The Toronto Stock Exchange has neither approved nor disapproved of the information contained herein. This press release may contain forward-looking statements relating to the future performance of Devine Entertainment Corporation. Forward-looking statements, specifically those concerning future performance and the achievement of operating profitability are subject to certain risks and uncertainties, and actual results may differ materially. These risks and uncertainties include the Company's limited operating history and fluctuations in revenues; market acceptance of the Company's products and services; competition within the film and entertainment industry and the introduction of new entrants and/or products in the Company's markets; adverse changes in governmental regulations and policies affecting the film and entertainment industry; product development risks and risks of technological change; the risk of unanticipated expenses; and other risks and uncertainties all as described in the disclosure documents filed with securities regulatory authorities in accordance with applicable securities laws

82-4118

02 MAR 15 AM 8:__

NEWS from H. L. LANZET, INC.

12 Hull Street
Oceanside, NY 11572
(212) 888-4570 • (516) 763-1668
Fax: (212) 888-4569 • (516) 763-6261

FOR IMMEDIATE RELEASE

CONTACT: Richard Mozer
Devine Entertainment Corporation
(416) 364-2282

Herbert Lanzet/DeeDee Lanzet
H.L. Lanzet, Inc.
(212) 888-4570

DEVINE ENTERTAINMENT DEBT TO BE RESTRUCTURED

Private investor group acquires Royal Bank of Canada debt

TORONTO, Ontario, February 19, 2002 — Devine Entertainment Corporation (TSE:DVN) today reported that a group of private investors has reached an agreement with the Royal Bank of Canada to acquire all indebtedness owing by the Company to the Royal Bank of Canada. The Company had been in negotiations with the Royal Bank of Canada to restructure its indebtedness for several months and now expects to enter into definitive agreements with the group of private investors to restructure the indebtedness in the next few weeks.

Devine Entertainment Corporation is a five-time Emmy Award-winning global producer and distributor of children's and family entertainment. The *Composers', Inventors',* and *Artists' Specials* are currently broadcast in over 50 countries. Headquartered in Toronto, The Company's common shares trade on the Toronto Stock Exchange, trading symbol DVN, and the Company is listed on the NASDAQ exchange under DVNNF. The Company's corporate website is www.devine-ent.com, and its award-winning interactive website is www.devinetime.com.

# # #

82-4118

NEWS *from* *H. L. LANZET, INC.*

12 Hull Street
Oceanside, NY 11572
(212) 888-4570 • (516) 763-1668
Fax: (212) 888-4569 • (516) 763-6261

FOR IMMEDIATE RELEASE

CONTACT: Richard Mozer
Devine Entertainment Corporation
(416) 364-2282

Herbert Lanzet/DeeDee Lanzet
H.L. Lanzet, Inc.
(212) 888-4570

DEVINE ENTERTAINMENT REPORTS 3RD QUARTER & NINE MONTH RESULTS

Company takes CDN$6 million one-time charge related to the film library

TORONTO, Ontario, November 29, 2001 — Devine Entertainment Corporation (TSE:DVN) today reported results for the third quarter and nine month periods ended September 30, 2001. The revenues for the 2001 third quarter, generated entirely from video sales, amounted to CDN$180,470 as compared to the total revenues of CDN$316,144 for the 2000 third quarter. The company's operating results for the quarter show a loss of $(362,829) or $(0.03) per share. Due to a one time charge of $6,084,808, net loss for the 2001 third quarter was CDN$(6,447,637) or $(0.50) per share as compared to a net loss of CDN$(53,015) or $0.00 per share for the 2000 third quarter.

Revenues for the nine months ended September 30, 2001 were CDN$766,570 as compared to CDN$1,251,218 for the nine months ended September 30, 2000. The Company noted that video sales comprised $610,470 of the revenues for the nine month period in 2001. Devine Entertainment reported a net loss of CDN($6,640,181) or $(0.53) a share for the period, as compared to net income of CDN$15,278 reported for the first nine months of 2000.

The Company attributed the absence of any foreign broadcast sales in the period to weakness in international markets. Also, the onset of a North American recession has hindered earnings. In light of these conditions, the Company has taken a write-down at this point of CDN$6,084,808 in the form of a one-time charge for the film library.

Devine Entertaiment continued to make significant video sales in the 2001 third quarter to major U.S. educational specialty catalogues such as Scholastic Book Fairs, Creative Catalog Concepts and Demco, as well as mainstream retail catalogues such as Museum Tour and PBS Direct.

"Devine Entertainment is clearly making inroads in educational markets in the U.S. Our recent attendance at the American Association of School Librarians Trade Show proved to be a great success, confirming our belief that our films have a market in schools and libraries," said Company president David Devine.

....more

The Company's current projects include a feature film in pre-production with offers for U.S. and international distribution, and a made-for-television movie in development with the Canadian Broadcasting Corporation.

Devine Entertainment Corporation is a five-time Emmy Award-winning global producer and distributor of family entertainment. The *Composers', Inventors',* and *Artists' Specials* are currently broadcast in over 50 countries. Headquartered in Toronto, The Company's common shares trade on the Toronto Stock Exchange, trading symbol DVN, and the Company is listed on the NASDAQ exchange under DVNNF. The Company's corporate website is www.devine-ent.com, and its award-winning interactive website is www.devinetime.com.

DEVINE ENTERTAINMENT CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)
(in Canadian dollars)

	Three months ended September 30,		**Nine months ended Sept. 30,**	
	2001	**2000**	**2001**	**2000**
REVENUE	$ 180,470	$ 316,144	$ 766,570	$1,251,218
INCOME/(LOSS) before the following:	(362,829)	(93,015)	(547,296)	28,169
Write-down of investment in film, television programs & recordings	(6,084,808)	--------	(6,084,808)	-------
Income/(Loss) before income taxes	(6,447,637)	(93, 015)	(6,632,104)	28,169
Income taxes (recovered)	------	(40,000)	8,077	12,891
NET INCOME/(LOSS) for the year	(6,447,637)	(53,015)	(6,640,181)	15,278
NET INCOME/(LOSS) PER COMMON SHARE	$ (0.50)	$ 0.00	$ (0.53)	$ 0.00
WEIGHTED AVERAGE SHARES – BASIC	12,884,915	11,596,825	12,584,915	11,596,825

# # #

The Toronto Stock Exchange has neither approved nor disapproved of the information contained herein. This press release may contain forward-looking statements relating to the future performance of Devine Entertainment Corporation. Forward-looking statements, specifically those concerning future performance and the achievement of operating profitability are subject to certain risks and uncertainties, and actual results may differ materially. These risks and uncertainties include the Company's limited operating history and fluctuations in revenues; market acceptance of the Company's products and services; competition within the film and entertainment industry and the introduction of new entrants and/or products in the Company's markets; adverse changes in governmental regulations and policies affecting the film and entertainment industry; product development risks and risks of technological change; the risk of unanticipated expenses; and other risks and uncertainties all as described in the disclosure documents filed with securities regulatory authorities in accordance with applicable securities laws.

82-4118

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the nine months ending September 30, 2001

Devine Entertainment Corporation's financial results for the third quarter and nine month periods ended September 30, 2001 were greatly affected by the downturn in the global economy and therefore, the Company has taken a write-down of CDN$6 million as a one-time charge related to the film library. Revenues for the 2001 third quarter, generated entirely from video sales, amounted to CDN$180,470 as compared to the total revenues of CDN$316,144 for the 2000 third quarter. The company's operating results for the quarter show a loss of $(362,829) or $(0.03) per share. Due to a one time charge of $6,084,808, net loss for the 2001 third quarter was CDN$(6,447,637) or $(0.50) per share as compared to a net loss of CDN$(53,015) or $0.00 per share for the 2000 third quarter.

Revenues for the nine months ended September 30, 2001 were CDN$766,570 as compared to CDN$1,251,218 for the nine months ended September 30, 2000. The Company noted that video sales comprised $610,470 of the revenues for the nine month period in 2001. Devine Entertainment reported a net loss of CDN($6,640,181) or $(0.53) a share for the period, as compared to net income of CDN$15,287 reported for the first nine months of 2000.

The Company's cash position for the nine months ended September 30, 2001 was CDN$246,366 as compared to CDN$747,780 reported at December 31, 2000. The Company's cash position at the nine months ended September 30, 2000 was CDN$250,217.

The Company attributed the absence of any foreign broadcast sales in the period to weakness in international markets. Also, the onset of a North American recession has hindered earnings. In light of these conditions, and due to Devine Entertainment's adoption of the Statement of Position 00-2 "Accounting by Producers or Distributors of Films ("SOP00-2"), the Company has taken a write-down at this point of CDN$6,084,808 in the form of a one-time charge for the film library.

Devine Entertainment continued to make significant video sales in the 2001 third quarter to major U.S. educational specialty catalogues such as Scholastic Book Fairs, Creative Catalog Concepts and Demco, as well as mainstream retail catalogues such as Museum Tour and PBS Direct.

"Devine Entertainment is clearly making inroads in educational markets in the U.S. Our recent attendance at the American Association of School Librarians Trade Show proved to be a great success, confirming our belief that our films have a market in schools and libraries," said Company president David Devine.

The Company's current projects include a feature film in pre-production with offers for U.S. and international distribution, and a made-for-television movie in development with the Canadian Broadcasting Corporation.

82-4118

DEVINE ENTERTAINMENT CORPORATION

September 30, 2001

DEVINE ENTERTAINMENT CORPORATION

INTERIM CONSOLIDATED BALANCE SHEETS
(Unaudited – prepared by management)

September 30, 2001

	As at Sept. 30 2001 (Unaudited)	As at Dec. 31 2000 (Audited)
ASSETS		
Cash and term deposits	$ 246,366	$ 747,780
Accounts receivable	551,427	401,726
Investment in film, television programs, and recordings (Note 2)	6,761,637	12,621,143
Capital (Note 3)	40,695	46,697
Income tax and film tax credits receivable (Note 2)	262,466	1,371,852
	$ 7,862,591	$ 15,189,198
LIABILITIES		
Bank loans (Note 4)	$ 4,659,212	$ 5,662,882
Accounts payable and accrued liabilities	1,114,866	621,835
Convertible debentures (Note 5)	1,229,290	1,304,290
Deferred revenue	121,840	222,627
	7,125,208	7,811,634
SHAREHOLDERS' EQUITY		
Capital stock (Note 9)	8,959,691	8,558,816
Contributed Surplus	284,803	284,803
Equity portion of convertible debenture (Note 5)	181,510	181,510
Special warrants (Note 9)	133,625	534,500
Retained earnings (deficit)	$ (8,822,246)	$ (2,182,065)
	737,383	7,377,564
	$ 7,862,591	15,189,198

DEVINE ENTERTAINMENT CORPORATION

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited – prepared by management)

FOR THE 9 MONTHS ENDED SEPTEMBER 30, 2001

	Three months ended Sept. 30		Nine months ended Sept. 30	
	2001	2000	2001	2000
REVENUE	$ 180,470	$ 316,144	$ 766,570	$1,251,218
EXPENSES				
Operating	162,355	260,873	636,192	512,412
Amortization				
- film, television programs and recordings	314,346	56,178	558,759	428,699
- equipment	2,858	4,725	8,968	14,116
Interest	63,740	87,383	109,947	267,822
	543,299	409,159	1,313,866	1,223,049
Income/(Loss) before the following:	(362,829)	(93,015)	(547,296)	28,169
Write-down of investment in film, television programs and recordings	(6,084,808)	-	(6,084,808)	-
Income/(Loss) before income taxes	(6,447,637)	(93,015)	(6,632,104)	28,169
Income taxes (recovered)	-	(40,000)	8,077	12,891
NET INCOME/(LOSS) for the year	(6,447,637)	(53,015)	(6,640,181)	15,278
RETAINED EARNINGS (deficit) Beginning	(2,374,609)	2,685,460	(2,182,065)	2,617,167
RETAINED EARNINGS (deficit) Ending	$(8,822,246)	$ 2,632,445	$ (8,822,246)	$ 2,632,445
BASIC AND FULLY DILUTED EARNINGS (Loss) Per Common Share	$(0.50)	$ 0.00	$ (0.53)	$ 0.00
THE WEIGHTED AVERAGE SHARES - BASIC	12,884,915	11,790,870	12,584,915	11,660,796

DEVINE ENTERTAINMENT CORPORATION

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE NINE MONTH PERIODS ENDED SEPT. 30, 2001
(Unaudited – prepared by management)

	Three months ended Sept. 30		Nine months ended Sept. 30	
	2001	2000	2001	2000
OPERATING ACTIVITIES				
Receipts from customers	195,080	345,789	516,082	1,911,819
Receipts from income taxes	-	-	1,101,309	-
Payments to suppliers and employees	(294,825)	(256,005)	(977,222)	(1,608,011)
Interest paid	(63,837)	(87,383)	(181,127)	
Interest earned	97	-	71,180	
	(163,485)	2,401	530,222	303,808
FINANCING ACTIVITIES				
Net proceeds (repayments) from bank loans and note payable	200,130	(248,407)	(1,003,670)	(1,084,922)
Issuance of capital stock	-	252,259		252,260
Net repayment of convertible debentures	-	-	(25,000)	-
	200,130	3,852	(1,028,670)	(832,662)
INVESTING ACTIVITY				
Purchase of capital assets	(747)	-	(2,966)	(3,443)
CHANGE IN CASH AND TERM DEPOSITS	35,898	6,253	(501,414)	(532,297)
CASH AND TERM DEPOSITS				
Beginning of period	210,468	243,964	747,780	782,514
CASH AND TERM DEPOSITS				
End of period	$ 246,366	$ 250,217	$ 246,366	$ 250,217

DEVINE ENTERTAINMENT CORPORATION

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2001
Unaudited – Prepared by Management

1. BASIS OF PRESENTATION

These interim financial statements should be read in conjunction with the financial statements for the Company's most recently completed fiscal year ended December 31, 2000. They do not include all disclosures required in annual financial statements but rather are prepared in accordance with recommendations for interim financial statements in conformity with Canadian generally accepted accounting principles. They have been prepared using the same accounting policies and methods as those used in the December 31, 2000 accounts.

The preparation of interim financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the interim financial statements and the revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. INVESTMENT IN FILM, TELEVISION PROGRAMS AND RECORDINGS

	Sept. 30, 2001			Dec.31, 2000
	Cost	Accumulated Amortization	Net	Net
Completed and acquired projects	$10,958,574	$ 5,217,856	$5,740,718	$11,890,130
Projects in progress	1,020,919	-	1,020,919	731,013
	$11,979,493	$ 5,217,856	$6,761,637	$12,621,143

The company has reduced its investment in film and television programs by anticipated film production tax credits in the amount of $2,800,000 (2000 - $2,800,000). The film production tax credits are subject to federal and provincial government audits. As at September 30, 2001, the estimate balance of tax credits receivable is $262,466 (2000 - $1,371,852).

During the quarter, the Company, in accordance with the provisions of the Statement of Position 00-2 "Accounting by Producers or Distributors of Films" ("SOP 00-2"), has revalued its inventory of completed and acquired projects and has taken a charge of $6,084,808 to account for the reduction in anticipated "Ultimate Revenue".

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the nine months ending September 30, 2001

Devine Entertainment Corporation's financial results for the third quarter and nine month periods ended September 30, 2001 were greatly affected by the downturn in the global economy and therefore, the Company has taken a write-down of CDN$6 million as a one-time charge related to the film library. Revenues for the 2001 third quarter, generated entirely from video sales, amounted to CDN$180,470 as compared to the total revenues of CDN$316,144 for the 2000 third quarter. The company's operating results for the quarter show a loss of $362,829 or $(0.03) per share. Due to a one time charge of $6,084,808, net loss for the 2001 third quarter was CDN$(6,447,637) or $(0.50) per share as compared to a net loss of CDN$(53,015) or $0.00 per share for the 2000 third quarter.

Revenues for the nine months ended September 30, 2001 were CDN$766,570 as compared to CDN$1,251,218 for the nine months ended September 30, 2000. The Company noted that video sales comprised $610,470 of the revenues for the nine month period in 2001. Devine Entertainment reported a net loss of CDN($6,640,181) or $(0.53) a share for the period, as compared to net income of CDN$15,287 reported for the first nine months of 2000.

The Company's cash position for the nine months ended September 30, 2001 was CDN$246,366 as compared to CDN$747,780 reported at December 31, 2000. The Company's cash position at the nine months ended September 30, 2000 was CDN$250,217.

The Company attributed the absence of any foreign broadcast sales in the period to weakness in international markets. Also, the onset of a North American recession has hindered earnings. In light of these conditions, and due to Devine Entertainment's adoption of the Statement of Position 00-2 "Accounting by Producers or Distributors of Films ("SOP00-2"), the Company has taken a write-down at this point of CDN$6,084,808 in the form of a one-time charge for the film library.

Devine Entertainment continued to make significant video sales in the 2001 third quarter to major U.S. educational specialty catalogues such as Scholastic Book Fairs, Creative Catalog Concepts and Demco, as well as mainstream retail catalogues such as Museum Tour and PBS Direct.

"Devine Entertainment is clearly making inroads in educational markets in the U.S. Our recent attendance at the American Association of School Librarians Trade Show proved to be a great success, confirming our belief that our films have a market in schools and libraries," said Company president David Devine.

The Company's current projects include a feature film in pre-production with offers for U.S. and international distribution, and a made-for-television movie in development with the Canadian Broadcasting Corporation.

3. CAPITAL ASSETS

	Sept. 30, 2001			Dec. 31, 2000
	Cost	Accumulated Amortization	Net	Net
Computer and editing equipment	$159,199	$133,435	$ 25,764	$ 30,131
Furniture and fixtures	58,193	43,262	14,931	16,566
	$217,392	$176,697	$ 40,695	$ 46,697

4. BANK LOANS

	Sept 30, 2001	Dec.31,2000
Term loan bearing interest at 6 3/4% per annum, repayable in monthly payments of $4,200 plus interest, secured by a general security agreement, an assignment of insurance and guarantees by the officers of the company for $30,000.	$8,400	$42,000
Non-revolving term line of credit to a maximum of $3,155,463, bearing interest at 1 1/2% per annum above Banque Nationale de Paris (Canada) Canadian prime. This loan is partially re-payable by assignment of government film tax credits in the approximate amount of $1,450,000 and is secured by a "first ranking" general security agreement on all present and future assets of Devine Entertainment Corporation, a pecuniary loss indemnity insurance policy in the amount of $2,280,000, a laboratory pledgeholder agreement and insurance coverage.	1,244,282	2,348,815
Term loan bearing interest at 3% per annum above the Business Development Bank of Canada floating lease rate, repayable in monthly payments of $10,400 plus interest, secured by a general security agreement and joint and several guarantees of two key officers of the company for 15% of outstanding balance of the loan. The company has committed to pay an additional .1252% of the consolidated revenues of the company for each year the loan is outstanding which will be included as interest costs. The company received the final instalment of $250,000 in July 2001. There was no change to the interest rate or the monthly payments.	291,200	124,400
Term loan bearing interest at 1% per annum above the Business Development Bank of Canada floating lease rate, repayable in monthly payments of $4,160, secured by a general security agreement and joint and several guarantees of two key officers of the company for 15% of outstanding balance of the loan.	166,400	199,680
Carried forward...........	$1,710,282	$2,714,895

4. **BANK LOANS** (Continued)

	Sept 30, 2001	Dec. 31, 2000
Brought forward...........	$1,710,282	$2,714,895
Demand loans bearing interest at 1.5% per annum above Royal Bank prime, secured by a first general security agreement, assignment, direction and acknowledgment agreements in respect of each of the license agreements, pecuniary loss indemnity, postponement of guarantors' claims, completion bond, assignment of federal and Ontario tax credits, assignment of mortgage of distributor's rights, assignment of copyright and any and all future revenue with respect to commercial exploitation of "The Inventors' Specials" television programs and a security interest in all rights in and to "The Inventors' Specials" television programs. During 1999, the Royal Bank made claims against the insurance company for repayment of these loans. If successful, the insurance company will assume these loans from the bank. There are covenants on these bank loans which, if violated, would render the loans immediately payable.	2,948,930	2,947,987
	$4,659,212	$5,662,882

The aggregate amount of payments on bank loans in the next five years is noted below.

2001	$3,001,010
2002	174,720
2003	149,360
2004	-
2005	-

Interest on the above term loans for the three months ended Sept. 30, 2001 totalled $41,100 (Sept 30, 2000 - $71,255).

5. CONVERTIBLE DEBENTURES

	Sept 30, 2001	Dec.31, 20
Principal		
- February 1996 (i)	25,000	100,000
- December 2000	550,000	550,000
- December 2000	835,800	835,800
	1,410,800	1,485,800
Less - equity component	(181,510)	(181,510)
	$1,229,290	$ 1,304,290

(i) This debenture matured in December 2000. It was to be repaid in quarterly instalments of $25,000 plus interest. The June and September 2001 payments have not been made.

6. INTEREST EXPENSE

	Sept 30, 2001
Interest on long-term debt 41,377	
Other interest expense	45,263
	86,640
Interest capitalized to film and television programs	(22,900)
	$63,740

7. COMMITMENT

The company leases its premises under an agreement expiring May 31, 2004. The annual commitments including occupancy costs are noted below.

2001	$14,800
2002	54,000
2003	57,000
2004	24,000

8. EARNINGS PER COMMON SHARE

Earnings per common share have been calculated using the weighted average number of participating shares outstanding during the relevant period. For the period ended September 30, 2001, the weighted average number of participating basic shares outstanding was 12,884,915 (September 2000 - 11,660,796). No material dilution of these per share amounts would result if all the outstanding options and warrants were exercised and debentures converted. The number of fully diluted common shares was 16,914,455 for the period ended September 30, 2001. For the year ended December 31, 2000 options to purchase 797,000 common shares, warrants to purchase 1,385,800 common shares and convertible debentures outstanding at the year-end were not included in the calculation of fully diluted earnings per share because of their anti-dilutive effect.

9. CAPITAL STOCK

The changes in the capital structure of the company during the three month period ended Sept. 30, 2001 are as follows:

a) Issued common shares

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the nine months ending September 30, 2001

Devine Entertainment Corporation's financial results for the third quarter and nine month periods ended September 30, 2001 were greatly affected by the downturn in the global economy and therefore, the Company has taken a write-down of CDN$6 million as a one-time charge related to the film library. Revenues for the 2001 third quarter, generated entirely from video sales, amounted to CDN$180,470 as compared to the total revenues of CDN$316,144 for the 2000 third quarter. The company's operating results for the quarter show a loss of $(362,829) or $(0.03) per share. Due to a one time charge of $6,084,808, net loss for the 2001 third quarter was CDN$(6,447,637) or $(0.50) per share as compared to a net loss of CDN$(53,015) or $0.00 per share for the 2000 third quarter.

Revenues for the nine months ended September 30, 2001 were CDN$766,570 as compared to CDN$1,251,218 for the nine months ended September 30, 2000. The Company noted that video sales comprised $610,470 of the revenues for the nine month period in 2001. Devine Entertainment reported a net loss of CDN($6,640,181) or $(0.53) a share for the period, as compared to net income of CDN$15,287 reported for the first nine months of 2000.

The Company's cash position for the nine months ended September 30, 2001 was CDN$246,366 as compared to CDN$747,780 reported at December 31, 2000. The Company's cash position at the nine months ended September 30, 2000 was CDN$250,217.

The Company attributed the absence of any foreign broadcast sales in the period to weakness in international markets. Also, the onset of a North American recession has hindered earnings. In light of these conditions, and due to Devine Entertainment's adoption of the Statement of Position 00-2 "Accounting by Producers or Distributors of Films ("SOP00-2"), the Company has taken a write-down at this point of CDN$6,084,808 in the form of a one-time charge for the film library.

Devine Entertainment continued to make significant video sales in the 2001 third quarter to major U.S. educational specialty catalogues such as Scholastic Book Fairs, Creative Catalog Concepts and Demco, as well as mainstream retail catalogues such as Museum Tour and PBS Direct.

"Devine Entertainment is clearly making inroads in educational markets in the U.S. Our recent attendance at the American Association of School Librarians Trade Show proved to be a great success, confirming our belief that our films have a market in schools and libraries," said Company president David Devine.

The Company's current projects include a feature film in pre-production with offers for U.S. and international distribution, and a made-for-television movie in development with the Canadian Broadcasting Corporation.

82-4118

NEWS *from* *H. L. LANZET, INC.*

12 Hull Street, Oceanside, NY 11572
(212) 687-0061 • (516) 763-1668
Fax: (212) 687-5804 • (516) 763-6261

FOR IMMEDIATE RELEASE

CONTACT: Maral Maclagan
Devine Entertainment Corporation
(416) 364-2282

Herbert Lanzet/DeeDee Lanzet
H.L. Lanzet, Inc.
(212) 687-0061

CANADA'S FAVOURITE COMEDIENNE - MARY WALSH -

To Write and Star in Devine Entertainment's First Theatrical Feature Film, "*PUPPY LOVE*"

FOR IMMEDIATE RELEASE: Toronto, September 10, 2001 — Mary Walsh (*This Hour Has 22 Minutes, CODCO*) the 10-time Gemini Award Winner and Member of the Order of Canada has signed to write and star in Devine Entertainment's first feature film, ***Puppy Love***. This comedic family feature will be directed by Emmy award-winning producer/director David Devine (*Beethoven Lives Upstairs, The Inventors' Specials*) and produced by Richard Mozer and David Devine. The film will be co-produced by Debbie Nightingale of The Nightingale Company.

The story follows the trials of a golden retriever, GIVER, who becomes the main beneficiary to his deceased master's multi-million dollar fortune. While resentful family members including FLORENCE VAN LOON (Mary Walsh) cook up a plan to steal his fortune, Giver's vet prescribes a female companion for the depressed dog. A canine social gathering is organized at the estate, where Giver can choose a new mate.

"We are extremely pleased to be working with Mary Walsh," said David Devine, President and CEO of Devine Entertainment. "With her expertise in comedy writing and performance we are sure to produce an international hit for people of all ages."

Devine Entertainment is now in active discussions with numerous distributors for foreign, U.S. and domestic distribution rights. The film will begin shooting in Toronto in April 2002.

Devine Entertainment Corporation is a five-time Emmy Award-winning global producer and distributor of family entertainment. The *Composers', Inventors'*, and *Artists' Specials* are currently broadcast in over 50 countries. Headquartered in Toronto, The Company's common shares trade on the Toronto Stock Exchange, trading symbol DVN, and the Company is listed on the NASDAQ exchange under DVNNF. The Company's corporate website address is www.devine-ent.com, and its award-winning interactive website is www.devinetime.com.

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